Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

June 30, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendments (“PEA”) No. 314 and 343 to the Trust’s Registration Statement on Form N-1A (the “Amendments”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 17, 2025, with respect to the registration statement of the Defiance MAGA Seven ETF (the “Fund”). PEA 314 was filed on February 19, 2025, and subsequently withdrawn on April 11, 2025. PEA 343 was filed on April 25, 2025 for the primary purpose of removing a named sub-adviser to the Fund. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

1.	Please supplementally provide the Fund’s fee table prior to the registration statement going effective.

Response: The requested fee table is provided at Appendix A to this response letter.

2.	Please supplementally explain why the Fund primarily uses swaps versus direct equity investments.

Response: The Trust responds supplementally that the Fund’s use of swaps is driven by its intention to qualify for treatment as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended, which limits the Fund’s ability to invest in a small number of issuers. By utilizing swaps, the Fund is able to gain the targeted exposure to each of the seven companies in the portfolio, while still qualifying as a RIC through its holdings in collateral investments which are used to support the swap positions.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer
SVP Legal
Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.59%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.59%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, all expenses incurred by the Fund (except for advisory fees) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years

$60	$189

2